UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 11)*

Acucela Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

00510T 109

(CUSIP Number)

Masashi Okuyama

Legal & Compliance Dept. of SBI Holdings, Inc.

SBI Holdings, Inc.

Izumi Garden Tower 19F, 1-6-1 Roppongi, Minato-ku, Tokyo 106-6019, Japan

+81-3-6229-0122

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 20, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box:   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 00510T 109

1	Name of reporting person: SBI Holdings, Inc.
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐ Please see response to Item 5
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Japan
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 12,137,525
	9	Sole dispositive power -0-
	10	Shared dispositive power 12,137,525
11	Aggregate amount beneficially owned by each reporting person 12,137,525
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 32.4% (1)
14	Type of reporting person CO (Corporation organized in Japan)

(1)	The calculations set forth in Row (13) for each Reporting Person is based on 37,445,276 shares of Common Stock, no par value, outstanding as of April 27, 2016, as reported on the Form 10-Q for the fiscal quarter ended March 31, 2016, filed by the Issuer with the Securities and Exchange Commission on May 10, 2016.

CUSIP No. 00510T 109

1	Name of reporting person: SBI Capital Management Co., Ltd.
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐ Please see response to Item 5
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Japan
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 6,196,869
	9	Sole dispositive power -0-
	10	Shared dispositive power 6,196,869
11	Aggregate amount beneficially owned by each reporting person 6,196,869
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 16.5%
14	Type of reporting person CO (Corporation organized in Japan)

CUSIP No. 00510T 109

1	Name of reporting person: SBI Investment Co., Ltd.
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐ Please see response to Item 5
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Japan
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 4,160,115
	9	Sole dispositive power -0-
	10	Shared dispositive power 4,160,115
11	Aggregate amount beneficially owned by each reporting person 4,160,115
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 11.1%
14	Type of reporting person CO (Corporation organized in Japan)

CUSIP No. 00510T 109

1	Name of reporting person: SBI Incubation Co., Ltd.
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐ Please see response to Item 5
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Japan
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 5,940,656
	9	Sole dispositive power -0-
	10	Shared dispositive power 5,940,656
11	Aggregate amount beneficially owned by each reporting person 5,940,656
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 15.9%
14	Type of reporting person CO (Corporation organized in Japan)

CUSIP No. 00510T 109

1	Name of reporting person: BIOVISION Life Science Fund No.1
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐ Please see response to Item 5
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Japan
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 1,777,778
	9	Sole dispositive power -0-
	10	Shared dispositive power 1,777,778
11	Aggregate amount beneficially owned by each reporting person 1,777,778
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 4.7%
14	Type of reporting person PN (Limited partnership organized in Japan)

CUSIP No. 00510T 109

1	Name of reporting person: SBI Bio Life Science Investment LPS
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐ Please see response to Item 5
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Japan
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 1,871,250
	9	Sole dispositive power -0-
	10	Shared dispositive power 1,871,250
11	Aggregate amount beneficially owned by each reporting person 1,871,250
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 5.0%
14	Type of reporting person PN (Limited partnership organized in Japan)

CUSIP No. 00510T 109

1	Name of reporting person: SBI BB Mobile Investment LPS
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐ Please see response to Item 5
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Japan
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 258,582
	9	Sole dispositive power -0-
	10	Shared dispositive power 258,582
11	Aggregate amount beneficially owned by each reporting person 258,582
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0.7%
14	Type of reporting person PN (Limited partnership organized in Japan)

CUSIP No. 00510T 109

1	Name of reporting person: SBI Phoenix No. 1 Investment LPS
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐ Please see response to Item 5
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Japan
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 252,505
	9	Sole dispositive power -0-
	10	Shared dispositive power 252,505
11	Aggregate amount beneficially owned by each reporting person 252,505
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0.7%
14	Type of reporting person PN (Limited partnership organized in Japan)

SCHEDULE 13D

Acucela Inc.

EXPLANATORY NOTE

The Statement on Schedule 13D originally filed by the persons named therein with the Securities and Exchange Commission on February 20, 2014, as amended by Amendment No. 1 dated September 30, 2014 and filed October 10, 2014; Amendment No. 2 dated January 28, 2015 and filed January 30, 2015; Amendment No. 3 dated March 2, 2015 and filed March 3, 2015; Amendment No. 4 dated March 13, 2015 and filed March 17, 2015; Amendment No. 5 dated March 31, 2015 and filed April 3, 2015; Amendment No. 6 dated and filed April 8, 2015; Amendment No. 7 dated May 1, 2015 and filed May 14, 2015; Amendment No. 8 dated November 26, 2015 and filed December 1, 2015; Amendment No. 9 dated June 3, 2016 and filed June 7, 2016; and Amendment No. 10 dated June 15, 2016 and filed June 17, 2016 (as so amended, the “Statement”), is hereby amended with respect to the items set forth below by this Amendment No. 11 (this “Amendment”). Capitalized terms used herein and not otherwise defined have the meanings assigned to such terms in the Statement. Except as otherwise provided herein, each Item of the Statement remains unchanged.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Statement is hereby amended by adding the following paragraph to the end thereof:

“Between June 20, 2016 and June 22, 2016 SBI Incubation Co., Ltd. purchased 1,734,600 shares of Common Stock for an aggregate purchase price of $27,946,984, exclusive of any fees, commissions or other expenses (the “Share Purchase”). The funds were provided from SBI Incubation Co., Ltd.’s available cash resources.”

Item 5.	Interest in Securities of the Issuer.

Item 5(a), (b) and (c) of the Statement are hereby deleted and replaced with the following:

“(a), (b)

As of the date hereof, each of the Reporting Persons may be deemed to beneficially own the aggregate number of and percentage of Common Stock listed opposite its name:

Reporting Person	Amount Beneficially Owned[1]	Percent of Class[2]	Sole power to vote or direct the vote	Shared power to vote or direct the vote	Sole power to dispose or direct the disposition of	Shared power to dispose or direct the disposition of
SBI Holdings, Inc.	12,137,525	32.4%	0	12,137,525	0	12,137,525
SBI Capital Management Co., Ltd.	6,196,869	16.5%	0	6,196,869	0	6,196,869
SBI Investment Co., Ltd.	4,160,115	11.1%	0	4,160,115	0	4,160,115
SBI Incubation Co., Ltd.	5,940,656	15.9%	0	5,940,656	0	5,940,656
BIOVISION Life Science Fund No.1	1,777,778	4.7%	0	1,777,778	0	1,777,778
SBI Bio Life Science Investment LPS	1,871,250	5.0%	0	1,871,250	0	1,871,250
SBI BB Mobile Investment LPS	258,582	0.7%	0	258,582	0	258,582
SBI Phoenix No. 1 Investment LPS	252,505	0.7%	0	252,505	0	252,505

[1]	Each of the Reporting Persons expressly disclaims beneficial ownership of the Common Stock, except to the extent of such Reporting Person’s pecuniary interest therein.
[2]	The percentage ownership is based upon 37,445,276 outstanding shares as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on May 10, 2016.

(c) The information contained in Items 3 and 4 to this Statement is herein incorporated by reference.

The weighted average price per share, exclusive of any fees, commissions or other expenses for the Share Purchase made by SBI Incubation Co., Ltd. between June 20, 2016 and June 22, 2016 are as set forth in the following table:

Purchase Date	Shares Purchased	Weighted Average Price Per Share	Price Range for Shares Purchased
June 20, 2016	723,200	$16.03	$15.08 - $16.41
June 21, 2016	555,000	$16.13	$15.20 - $16.81
June 22, 2016	456,400	$16.21	$15.57 - $16.97

SBI Incubation Co., Ltd. hereby undertakes to provide upon request to the Securities and Exchange Commission staff, the Issuer or a security holder of the Issuer full information regarding the number of shares and prices at which the purchases were effected.

Other than with respect to the Share Purchase, none of (i) the Reporting Persons and, (ii) to the Reporting Persons’ knowledge, the persons set forth on Schedule A hereto has effected any transaction in the Issuer’s Common Stock during the past 60 days.”

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 23, 2016

SBI HOLDINGS, INC.

By:	/s/ Yoshitaka Kitao
Name:	Yoshitaka Kitao
Title:	Representative Director, President & CEO

SBI CAPITAL MANGEMENT CO., LTD.

SBI INVESTMENT CO., LTD.,

SBI INCUBATION CO., LTD.,

BIOVISION LIFE SCIENCE FUND NO.1,

SBI BIO LIFE SCIENCE INVESTMENT LPS,

SBI BB MOBILE INVESTMENT LPS,

AND

SBI PHOENIX NO. 1 INVESTMENT LPS,

By:	/s/ Katsuya Kawashima
Name:	Katsuya Kawashima
Title:	Authorized Signatory